UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FINANCE OF AMERICA COMPANIES INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31738L107

(CUSIP Number)

Finance of America Companies Inc.

909 Lake Carolyn Parkway, Suite 1550

Irving, Texas

Attn: Anthony W. Villani, Chief Legal Officer

Tel: (972) 999-1833

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Brian L. Libman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 74,620,526
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 74,620,526
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,620,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Libman Family Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 72,405,383
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 72,405,383
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,405,383
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. The Mortgage Opportunity Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 1,888,479
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,888,479
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,479
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Finance of America Companies Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on August 26, 2021 (the “Original Schedule 13D”). Except as specifically amended by this Amendment No. 1, the Original Schedule 13D remains in full force and effect. The principal executive offices of the Issuer are located at 909 Lake Carolyn Parkway, Suite 1550, Irving, Texas 75039. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 59,881,714 shares of Class A Common Stock outstanding as of August 16, 2021, based on information set forth in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on August 16, 2021, and takes into account any shares of Class A Common Stock underlying FoA Units held by the Reporting Persons, as applicable.

The Reporting Persons own an aggregate of 74,293,862 FoA Units, 326,664 shares of Class A Common Stock and 8,791,920 Earnout Rights, which includes (i) 326,664 shares of Class A Common Stock held by Mr. Libman or by entities for which Mr. Libman is a trustee; (ii) 72,405,383 FoA Units and 8,564,208 Earnout Rights held by LFH; and (iii) 1,888,479 FoA Units and 227,712 Earnout Rights held by TMO.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Pursuant to the limited liability company agreements of LFH and TMO, each of LFH and TMO is managed by a board of managers consisting of Brian Libman as the sole manager.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

By virtue of the Stockholders Agreement (as defined below), the Reporting Persons and affiliates of Blackstone Inc. (“Blackstone”) are deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Blackstone and its affiliates are filing a separate Schedule 13D to report the Class A Common Stock that they may be deemed to beneficially own. Collectively, the Reporting Persons and Blackstone and its affiliates may be deemed to beneficially own in the aggregate 148,676,837 shares of Class A Common Stock, representing 80.3% of the outstanding Class A Common Stock.

(c) Pursuant to the LTIP Award Settlement Agreement described in Item 6 to the Original Schedule 13D, certain equityholders of the Issuer and Finance of America Equity Capital LLC are obligated to deliver a number of shares of Class A Common Stock to the Issuer in connection with the settlement of awards of restricted stock units granted by the Issuer. On September 29, 2021, in connection with the Issuer’s settlement of restricted stock units into shares of Class A Common Stock and pursuant to the LTIP Award Settlement Agreement, the Libman Family Holdings LLC delivered 2,008,239 shares of Class A Common Stock (627,992 of such shares received upon conversion of an equal number of FoA Units) and The Mortgage Opportunity Group LLC delivered 53,397 shares of Class A Common Stock (which shares were received upon conversion of an equal number of FoA Units), in each case to the Issuer.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2021

Brian L. Libman

/s/ Brian L. Libman
Name: Brian L. Libman

Libman Family Holdings, LLC

By:	/s/ Brian L. Libman
Name: Brian L. Libman
Title: Manager

The Mortgage Opportunity Group, LLC

By:	/s/ Brian L. Libman
Name: Brian L. Libman
Title: Manager

[Finance of America Companies Inc. – Schedule 13D/A]